UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Endurance International Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29272B 105

(CUSIP Number)

Hari K. Ravichandran

10 Corporate Drive, Suite 300

Burlington, Massachusetts 01803

781-852-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272B 105	Schedule 13D

1.	Names of reporting persons Hari K. Ravichandran
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 10,077,622 (1)
	8.	Shared voting power 1,767,747
	9.	Sole dispositive power 10,077,622 (1)
	10.	Shared dispositive power 1,767,747
11.	Aggregate amount beneficially owned by each reporting person 11,845,369 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.8% (2)
14.	Type of reporting person (see instructions) IN

(1)	The shares of Common Stock beneficially owned by Mr. Ravichandran and set forth in Rows 7, 9 and 11 include (a) 739,297 shares of Common Stock underlying restricted stock units and 1,363,594 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date and (b) 3,693,754 shares of restricted Common Stock that are subject to performance-based vesting as described in Item 6 of this Form 13D/A.
(2)	The shares of Common Stock beneficially owned by Mr. Ravichandran and set forth in Row 11 represent 8.8% of the outstanding shares of Common Stock of the Issuer based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

Page 2 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

1.	Names of reporting persons Ravichandran Family LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power —
	8.	Shared voting power 1,767,747
	9.	Sole dispositive power —
	10.	Shared dispositive power 1,767,747
11.	Aggregate amount beneficially owned by each reporting person 1,767,747
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by the Ravichandran Family LLC and set forth in Row 11 represent 1.3% of the outstanding shares of Common Stock of the Issuer based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

Page 3 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

1.	Names of reporting persons The Hari Ravichandran 2013 Grantor Retained Annuity Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 226,122
	8.	Shared voting power —
	9.	Sole dispositive power 226,122
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 226,122
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by The Hari Ravichandran 2013 Grantor Retained Annuity Trust and set forth in Row 11 represent 0.2% of the outstanding shares of Common Stock of the Issuer based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

Page 4 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

1.	Names of reporting persons The 2013 Ravichandran Family GST Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 217,309
	8.	Shared voting power —
	9.	Sole dispositive power 217,309
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 217,309
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by The 2013 Ravichandran Family GST Trust and set forth in Row 11 represent 0.2% of the outstanding shares of Common Stock of the Issuer based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

Page 5 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

1.	Names of reporting persons The Hari Ravichandran 2014 Grantor Retained Annuity Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 461,228
	8.	Shared voting power —
	9.	Sole dispositive power 461,228
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 461,228
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by The Hari Ravichandran 2014 Grantor Retained Annuity Trust and set forth in Row 11 represent 0.4% of the outstanding shares of Common Stock of the Issuer based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

Page 6 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and restates in its entirety the Amendment No. 1 to Schedule 13D filed on March 20, 2015 by the Reporting Persons (as defined below), and is being filed to reflect the grant by the Issuer (as defined below) of a performance-based restricted stock award to Hari Ravichandran, the President and Chief Executive Officer of the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Endurance International Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Mr. Hari K. Ravichandran, an individual, and on behalf of the Ravichandran Family LLC, a Delaware limited liability company, The Hari Ravichandran 2013 Grantor Retained Annuity Trust, a trust formed under the laws of the Commonwealth of Massachusetts, The 2013 Ravichandran Family GST Trust, a trust formed under the laws of the state of New Hampshire, and The Hari Ravichandran 2014 Grantor Retained Annuity Trust, a trust formed under the laws of the Commonwealth of Massachusetts (collectively, the “Reporting Persons”).

Mr. Ravichandran owns directly 9,172,963 shares of Common Stock. Caitlin Ravichandran, Mr. Ravichandran’s wife, is the Manager of the Ravichandran Family LLC, of which Mr. Ravichandran owns 90 common units, or 90%. The Ravichandran 2011 Family Trust, an irrevocable trust established by Mr. Ravichandran as part of his estate plan, owns the remaining 10 common units, or 10%, of the Ravichandran Family LLC. Mrs. Ravichandran and Vidya Ravichandran, Mr. Ravichandran’s sister, are the trustees of the Ravichandran 2011 Family Trust. As a result, Mr. Ravichandran may have voting and investment control over, and may be deemed the beneficial owner of, 1,767,747 shares of Common Stock owned by the Ravichandran Family LLC. In addition, Mr. Ravichandran is also the grantor and trustee of The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The Hari Ravichandran 2014 Grantor Retained Annuity Trust and the grantor of The 2013 Ravichandran Family GST Trust (together with The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The Hari Ravichandran 2014 Grantor Retained Annuity Trust, the “Ravichandran Trusts”). As a result, Mr. Ravichandran may have voting and investment control over, and may be deemed to be the beneficial owner of, an aggregate of 904,659 shares of Common Stock owned by the Ravichandran Trusts. The number of shares beneficially owned by Mr. Ravichandran also includes 739,297 shares of Common Stock underlying restricted stock units and 1,363,594 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date.

(b) Mr. Ravichandran’s business address is c/o Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803. The principal business address of the Ravichandran Family LLC, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The Hari Ravichandran 2014 Grantor Retained Annuity Trust is c/o Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803. The principal business address of The 2013 Ravichandran Family GST Trust is c/o Perspecta Trust LLC, One Liberty Lane E Suite 100, Hampton, New Hampshire 03842.

(c) Mr. Ravichandran is the President and Chief Executive Officer of the Issuer and serves as a member of the board of directors of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

(f) Mr. Ravichandran is a United States citizen.

Item 3.	Source and Amounts of Funds or Other Consideration.

Shares of Common Stock reported in this Schedule 13D were acquired by Mr. Ravichandran in consideration of his employment with the Issuer at various times since inception of the Issuer and prior to the Issuer becoming a reporting company on October 25, 2013, through the exercise of a portion of the options described below, and through a rollover of previously-held equity interests in a predecessor of the Issuer.

On October 25, 2013, in consideration of his employment with the Issuer, the Issuer granted Mr. Ravichandran restricted stock units for an aggregate of 1,013,342 shares of Common Stock and options to purchase 2,729,188 shares of Common Stock, of which an aggregate of 2,102,891 shares of Common Stock have vested as of the date hereof or will become vested within 60 days after such date and are reported in this Schedule 13D.

On September 18, 2015, in consideration of his employment with the Issuer, the Issuer granted Mr. Ravichandran a performance-based restricted stock award which provides an opportunity for Mr. Ravichandran to earn a fully vested right to up to 3,693,754 shares of Common Stock over a three year period beginning on July 1, 2015 and ending on June 30, 2018. As of the date hereof, Mr. Ravichandran holds 3,693,754 of these shares of Common Stock and they are therefore reported in this Schedule 13D, but none have yet been earned or vested. The terms of this award are further described in Item 6 below.

The 1,767,747 shares of Common Stock held by Ravichandran Family LLC were acquired through a rollover of previously-held equity interests in a predecessor of the Issuer prior to the Issuer becoming a reporting company on October 25, 2013. Caitlin Ravichandran, Mr. Ravichandran’s wife, is the Manager of the Ravichandran Family LLC, of which Mr. Ravichandran owns 90 common units, or 90%. The Ravichandran 2011 Family Trust, an irrevocable trust established by Mr. Ravichandran as part of his estate plan, owns the remaining 10 common units, or 10%, of the Ravichandran Family LLC. Mrs. Ravichandran and Vidya Ravichandran, Mr. Ravichandran’s sister, are the trustees of the Ravichandran 2011 Family Trust.

The 226,122 shares of Common Stock held by The Hari Ravichandran 2013 Grantor Retained Annuity Trust, of which Mr. Ravichandran is the grantor and trustee, were acquired through a gift from Mr. Ravichandran prior to the Issuer becoming a reporting company on October 25, 2013.

The 217,309 shares of Common Stock held by The 2013 Ravichandran Family GST Trust, of which Mr. Ravichandran is the grantor, were acquired through a gift from Mr. Ravichandran prior to the Issuer becoming a reporting company on October 25, 2013.

The 461,228 shares of Common Stock held by The Hari Ravichandran 2014 Grantor Retained Annuity Trust, of which Mr. Ravichandran is the grantor and trustee, were acquired through a gift from Mr. Ravichandran on October 6, 2014.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported as held or acquired by the Reporting Persons in this Schedule 13D were acquired in consideration of Mr. Ravichandran’s employment with the Issuer or for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

Mr. Ravichandran is the President and Chief Executive Officer of the Issuer and serves as a member of the board of directors of the Issuer, and in such capacities, Mr. Ravichandran may effect a measure of control over the Issuer and may be involved from time to time in the consideration of matters specified in Item 4 of Schedule 13D on behalf of the Issuer. In addition, Mr. Ravichandran intends to review his investment in the Issuer from time to time and, depending on market conditions and other factors that Mr. Ravichandran may deem material in making his investment decision, Mr. Ravichandran may exercise all or any portion of vested equity awards, make additional purchases or sales of the Issuer’s securities in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by Mr. Ravichandran in open market or private transactions, or take other steps to increase or decrease his investment in the Issuer.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 8 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Ravichandran may be deemed the beneficial owner of 11,845,369 shares of Common Stock, representing approximately 8.8% of the Issuer’s currently outstanding Common Stock. Mr. Ravichandran’s ownership consists of (i) 9,172,963 shares of Common Stock held directly by Mr. Ravichandran, including 739,297 shares of Common Stock underlying restricted stock units and 1,363,594 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that Mr. Ravichandran had the right to acquire as of the date hereof or has the right to acquire within 60 days of such date, (ii) 1,767,747 shares of Common Stock held by the Ravichandran Family LLC, (iii) 226,122 shares of Common Stock held by The Hari Ravichandran 2013 Grantor Retained Annuity Trust, (iv) 217,309 shares of Common Stock held by The 2013 Ravichandran Family GST Trust and (v) 461,228 shares of Common Stock held by The Hari Ravichandran 2014 Grantor Retained Annuity Trust.

As of the date hereof, the Ravichandran Family LLC, The Hari Ravichandran 2013 Grantor Retained Annuity Trust, The 2013 Ravichandran Family GST Trust and The Hari Ravichandran 2014 Grantor Retained Annuity Trust own 1,767,747 shares, 226,122 shares, 217,309 shares and 461,228 shares of Common Stock, respectively, representing approximately 1.3%, 0.2%, 0.2% and 0.4% of the Issuer’s currently outstanding Common Stock.

The percentage ownership of the Issuer’s currently outstanding Common Stock set forth above is based on 133,172,972 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iii) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) Except for the grant of the performance-based restricted stock award described above to Mr. Ravichandran on September 18, 2015, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Mr. Ravichandran, any person or entity controlled by Mr. Ravichandran or any person or entity for which Mr. Ravichandran possesses voting or investment control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders and Registration Rights Agreements

The Reporting Persons are party to a Stockholders Agreement dated October 24, 2013, by and among the Issuer, the Reporting Persons and the other parties thereto, which contains, among other things, agreements among the parties with respect to the election of the Issuer’s directors, certain restrictions on the issuance and transfer of the Issuer’s securities and certain corporate governance matters. The Reporting Persons are also party to a Second Amended and Restated Registration Rights Agreement, dated October 24, 2013, by and among the Issuer, the Reporting Persons and the other parties thereto, which contains, among other things, an agreement by the Issuer to register the sale of shares of Common Stock under specified circumstances.

Employment Agreement

Mr. Ravichandran is party to an Employment Agreement dated as of September 30, 2013, between Mr. Ravichandran and the Issuer, as amended by Amendment No. 1, dated as of October 11, 2013, and Amendment No. 2, dated as of September 18, 2015 (the “Employment Agreement”) pursuant to which, among other things, (i) the Issuer granted Mr. Ravichandran restricted stock units and options to acquire shares of Common Stock, and (ii) in the event Mr. Ravichandran’s employment with the Issuer is terminated within the one-year period following a change in control of the Issuer company, all unvested equity awards then held by Mr. Ravichandran will accelerate and immediately vest in full.

Page 9 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

Performance-Based Restricted Stock Agreement

On September 18, 2015 Mr. Ravichandran and the Issuer entered into a Performance-Based Restricted Stock Agreement which provides an opportunity for Mr. Ravichandran to earn a fully vested right to up to 3,693,754 shares of Common Stock (collectively, the “Award Shares”) over a three year period beginning on July 1, 2015 and ending on June 30, 2018 (the “Performance Period”). Award Shares may be earned based on the Issuer achieving pre-established threshold, target and maximum levels of free cash flow per share, which is defined in the award agreement as Unlevered Free Cash Flow (as reported), as defined in the Issuer’s Form 8-K filed on August 4, 2015, less interest paid, divided by the number of outstanding shares of Common Stock (excluding the Award Shares) at the end of the applicable Performance Quarter or Performance Year, each as defined below.

Award Shares may be earned during each calendar quarter during the Performance Period (each, a “Performance Quarter”) if the Issuer achieves a threshold, target or maximum level of free cash flow per share for the Performance Quarter. If free cash flow per share is less than the threshold level for a Performance Quarter, no Award Shares will be earned during that Performance Quarter. Award Shares that were not earned during a Performance Quarter may be earned later during the then current twelve month period from July 1st to June 30th during the Performance Period (each, a “Performance Year”) at a threshold, target or maximum level of free cash flow per share for the Performance Year.

Only one-third of the Award Shares are generally eligible to be earned in any Performance Year while Mr. Ravichandran is employed by the Issuer In order to account for the potential concentration of growth capital expenditures in a particular Performance Year, in certain instances free cash flow per share that exceeds the threshold level for a later Performance Year (in the event that the threshold level for the immediately preceding Performance Year was not met) or that exceeds the maximum level for a later Performance Year can be applied to earn Award Shares that were not earned in the immediately preceding Performance Year. However, free cash flow per share may not be applied to more than one Performance Year.

If free cash flow per share for the Performance Period is at the target level throughout the entire Performance Period, Mr. Ravichandran would earn 2,350,571 of the Award Shares for the Performance Period. If free cash flow per share is above the threshold level but below the target level for the Performance Period, he would earn fewer Award Shares, and if it is above the target level for the Performance Period, he would earn up to the maximum number of the Award Shares.

If there is a Change in Control (as defined in Mr. Ravichandran’s employment agreement) while Mr. Ravichandran is employed by the Issuer or Mr. Ravichandran’s employment is terminated due to death or disability (as defined in Mr. Ravichandran’s employment agreement) during a given Performance Quarter, Mr. Ravichandran will be entitled to any Award Shares earned for previous Performance Quarters, together with a number of Award Shares equal to the target level of Award Shares for that Performance Quarter and for any additional remaining Performance Quarters during the Performance Period.

If the Issuer terminates Mr. Ravichandran’s employment without cause or he resigns for good reason (as such terms are defined in his employment agreement), Mr. Ravichandran will be entitled to any Award Shares earned for previous Performance Quarters, together with the number of Award Shares that are earned for the Performance Quarter in which his employment ends (but no less than the target number of Award Shares for such Performance Quarter).

Except as described above, Mr. Ravichandran must be employed at the end of the Performance Period (June 30, 2018) in order to become vested in any Award Shares that have been earned under the Performance-Based Restricted Stock Award. Award Shares that have been earned based on free cash flow per share performance as described above will be forfeited if, prior to a Change in Control, Mr. Ravichandran resigns without good reason or his employment is terminated by the Issuer for cause before the end of the Performance Period.

The foregoing description of the Performance-Based Restricted Stock Agreement is qualified in its entirety by reference to the form of award agreement, which is filed as Exhibit 10.7 to this Schedule 13D and incorporated herein by reference.

Other Equity Agreements

Mr. Ravichandran is also party to the following additional agreements with the Issuer:

Page 10 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

•	a restricted stock unit agreement and a stock option agreement entered into in connection with Mr. Ravichandran’s Employment Agreement pursuant to which the Issuer granted Mr. Ravichandran a restricted stock unit award for 481,623 shares of Common Stock and an option to acquire 2,729,188 shares of Common Stock, in each case, pursuant to the Issuer’s 2013 Stock Incentive Plan and subject to vesting and other terms and conditions set forth in such agreements and Mr. Ravichandran’s Employment Agreement.

•	a restricted stock unit agreement entered into in connection with Mr. Ravichandran’s Employment Agreement pursuant to which the Issuer granted Mr. Ravichandran a restricted stock unit award for 531,719 shares of Common Stock, subject to vesting and other terms and conditions set forth in such agreements and Mr. Ravichandran’s Employment Agreement.

•	restricted stock agreement and acknowledgements, effective as of October 24, 2013, among the Issuer, W.P. Expedition Topco L.P. (“Topco”) and each of Mr. Ravichandran, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The 2013 Ravichandran Family GST Trust, respectively, which contain, among other things, agreements among the parties with respect to the shares of Common Stock distributed to each of Mr. Ravichandran, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The 2013 Ravichandran Family GST Trust upon the liquidation and dissolution of Topco in connection with the Issuer’s initial public offering.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

4.1	Form of Second Amended and Restated Registration Rights Agreement by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

4.2	Form of Stockholders Agreement by and among the Issuer and certain holders of the Issuer’s Common Stock (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

10.1	Employment Agreement, dated as of September 30, 2013, between Mr. Ravichandran and the Issuer, as amended by Amendment No. 1, dated as of October 11, 2013 (the “Employment Agreement”) (incorporated by reference to Exhibit 10.24 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 11, 2013)

10.2	Amendment No. 2, dated as of September 18, 2015, to the Employment Agreement (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K (file number 001-36131) filed on September 21, 2015)

10.2	Form of Restricted Stock Agreement and Acknowledgment (incorporated by reference to Exhibit 10.25 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

10.3	2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 11, 2013)

10.4	Restricted Stock Unit Agreement, dated October 25, 2013, as amended by Amendment No. 1, dated December 12, 2013, between the Issuer and Mr. Ravichandran with respect to 531,719 restricted stock units (incorporated by reference to Exhibit 10.4 of the Schedule 13D (file number 005-87815), filed January 24, 2014)

10.5	Restricted Stock Unit Agreement, dated October 25, 2013, as amended by Amendment No. 1, dated December 12, 2013, between the Issuer and Mr. Ravichandran with respect to 481,623 restricted stock units (incorporated by reference to Exhibit 10.5 of the Schedule 13D (file number 005-87815), filed January 24, 2014)

Page 11 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

10.6	Stock Option Agreement, dated October 25, 2013, between the Issuer and Mr. Ravichandran with respect to 2,729,188 options to acquire shares of Common Stock (incorporated by reference to Exhibit 10.6 of the Schedule 13D (file number 005-87815), filed January 24, 2014)

10.7	Performance-Based Restricted Stock Unit Agreement, dated September 18, 2015, between the Issuer and Mr. Ravichandran with respect to up to 3,693,754 shares of restricted Common Stock subject to performance-based vesting (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K (file number 001-36131) filed on September 21, 2015)

99.1	Agreement regarding joint filing of Schedule 13D

Page 12 of 13 Pages

CUSIP No. 29272B 105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015	/s/ Hari K. Ravichandran
Hari K. Ravichandran

Ravichandran Family LLC

	By:	/s/ Caitlin Ravichandran
	Name:	Caitlin Ravichandran
	Title:	Manager

The Hari Ravichandran 2013 Grantor Retained Annuity Trust

	By:	/s/ Hari K. Ravichandran
	Name:	Hari K. Ravichandran
	Title:	Trustee

The 2013 Ravichandran Family GST Trust

	By:	/s/ Caitlin Ravichandran
	Name:	Caitlin Ravichandran
	Title:	Trustee

	By:	Perspecta Trust LLC, Administrative Trustee

	By:	/s/ Elizabeth C. Collins
	Name:	Elizabeth C. Collins
	Title:	Trust Officer

The Hari Ravichandran 2014 Grantor Retained Annuity Trust

	By:	/s/ Hari K. Ravichandran
	Name:	Hari K. Ravichandran
	Title:	Trustee

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